JJ Pfister Distilling Company LLC

Profit and Loss
January - December 2020

	TOTAL
Income	
Clover Discounts Given	-16,817.47
Clover Refunds	-1,669.74
Cocktails	7,091.50
Customer Discounts	0.00
Dining	7,725.43
Food & Non-Alcoholic Drinks	0.00
Hand Sanitizer	616,284.35
Outside Alcohol Sales	242,337.05
Sanitizer - Wholesale	38,403.67
Spirits & Hospitality	0.00
Tasting Room Sales	0.00
Food & Non-Alcoholic Drinks	0.00
Merchandise Sales	3,651.32
Spirits and Hospitality	56,473.47
Tasting Room Rental	865.00
Total Tasting Room Sales	**60,989.79**
Unapplied Cash Payment Income	0.00
Uncategorized Income	0.00
Uncategorized Sales	0.00
Total Income	**$954,344.58**
Cost of Goods Sold	
Bottled Product + Excise Taxes	159,234.46
Cost of Goods Sold	0.00
COGS vs Inventory YE Adjustment	40,848.19
Excise Taxes - COGS (deleted)	0.00
Merchandise	1,826.27
Total Cost of Goods Sold	**42,674.46**
Sanitizer COGS	176,052.92
Total Cost of Goods Sold	**$377,961.84**
GROSS PROFIT	**$576,382.74**
Expenses	
1099 Subcontractors	61,683.45
Accounting and Tax Prep	15,440.00
Auto Expenses	
Fuel	3,912.31
License & Registration	2,301.00
Parking & Tolls	29.00
Repairs & Maintenance	4,689.04
Total Auto Expenses	**10,931.35**

JJ Pfister Distilling Company LLC

Profit and Loss
January - December 2020

	TOTAL
Bank Charges & Fees	1,524.13
Certifications & Associated Costs	2,757.12
Computer Peripherals & Software	10,000.11
Consulting	43,829.35
Credit Card Merchant Fees	17,535.69
Donations	
Sanitizer Donations	58,879.88
Total Donations	**58,879.88**
Dues & Subscriptions	2,274.12
Employee Benefit Administration	247.20
Employee Benefits	12,195.10
Food Purchases	6,124.00
Fundraising Costs	5,000.00
HR Services Expense	10,120.57
Hygiene & Pest Control	4,030.00
Insurance	
Liability Insurance	5,644.00
Worker's Comp	10,491.97
Total Insurance	**16,135.97**
Interest Paid	428.59
Legal & Professional Services	6,212.92
Licenses, Permits, & Inspections	1,326.00
Marketing & Advertising	273,989.23
Marketing for Venture Capital	17,658.39
Non-Food Distilling Supplies	22,482.49
Office Decor	1,968.20
Office Expenses	6,690.86
Packaging	3,028.20
Payroll	
Car Allowance	13,950.00
ER Payroll Taxes	49,617.35
Salaries & Wages	515,229.27
Partner's Salaries	97,908.20
Total Salaries & Wages	**613,137.47**
Total Payroll	**676,704.82**
Postage & Shipping	40,671.64
Reimbursable Expenses (Parking, Meals, Gas, etc)	1,156.47
Account Support	16,332.78
Fees	8,222.50
Fuel	11,497.80
Marketing	5,173.49

JJ Pfister Distilling Company LLC

Profit and Loss
January - December 2020

	TOTAL
Supplies	11,639.61
Telephone	4,049.51
Transportation	2,926.31
Total Reimbursable Expenses (Parking, Meals, Gas, etc)	**60,998.47**
Rent	
JJ Pfister Distilling Bldg	125,779.04
Storage	2,766.63
Total Rent	**128,545.67**
Repairs & Maintenance	17,905.30
Safety & Security	2,075.29
Sanitizer Research	0.00
Small Tools & Equipment	2,869.04
Staff Working Meals - 100% deductible	3,730.00
Supplies	26,044.30
Tasting Room Supplies	12,853.63
Taxes & Licenses	286.59
Corporate Franchise Taxes	800.00
Property Taxes	20,354.92
Sales & Use Taxes	20,559.26
State & Federal Excise Taxes	0.00
Total Taxes & Licenses	**42,000.77**
Telephone and internet	20,366.68
Travel	
Lodging	991.44
Meals	1,551.94
Total Travel	**2,543.38**
Uncategorized Expense	-2,930.04
Utilities	38,488.86
Waste & Dump Fees	4,737.47
Total Expenses	**$1,690,098.20**
NET OPERATING INCOME	**$ -1,113,715.46**
Other Income	
Other Miscellaneous Income	
Grant from City of Rancho Cordova	10,000.00
Total Other Miscellaneous Income	**10,000.00**
Tip Income	3,837.78
Total Other Income	**$13,837.78**
Other Expenses	
Fraud	9,000.00

JJ Pfister Distilling Company LLC

Profit and Loss
January - December 2020

	TOTAL
Tip Expense	3,837.78
Total Other Expenses	**$12,837.78**
NET OTHER INCOME	**$1,000.00**
NET INCOME	**$ -1,112,715.46**